

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2020

Ronald F. Dutt
Chief Executive Officer
Flux Power Holdings, Inc.
2685 S. Melrose Drive
Vista, CA 92081

Re: Flux Power Holdings, Inc.
Registration Statement on Form S-3
Filed October 16, 2020
File No. 333-249521

Dear Mr. Dutt:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Thomas Jones at 202-551-3602 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: John P. Yung, Esq.